Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

July 10, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on June 19, 2015, regarding Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A for the Direxion Daily FTSE Cürex USD Bull 3X Shares, Direxion Daily FTSE Cürex USD Bear 3X Shares, Direxion Daily FTSE Cürex EUR Bull 3X Shares, Direxion Daily FTSE Cürex EUR Bear 3X Shares, Direxion Daily FTSE Cürex YEN Bull 3X Shares and the Direxion Daily FTSE Cürex YEN Bear 3X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on April 27, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses (All Funds, As Applicable)

1.

Please consider revising the Funds’ “Principal Investment Strategy” and the description of the Funds’ Indices to more clearly explain the investment strategy of the Funds and the underlying index description. Please also consider discussing how a strong U.S. Dollar relative to the foreign currencies included in the foreign currency factor applied to each Index impacts the performance of the Funds.

The Trust responds by revising the investment strategy and index description for each Fund. The Fund has also included the requested information regarding the impact on each Fund if the U.S. Dollar strengthens against the foreign currencies included in the foreign currency factor applied to each Index.

2.	Please explain supplementally how the Index for each Fund is considered a securities index within the meaning of the Trust’s exemptive relief.

The Trust responds by noting that the Notice of Application issued on September 12, 2008 (the “Notice”) includes the following language: “Funds will seek daily investment results, before fees

Securities and Exchange Commission

July 10, 2015

and expenses, that: (a) correspond to the return of a particular foreign equity index, domestic equity index, or fixed income securities index.” Section 2(a)(36) of the Investment Company Act of 1940 (the “1940 Act”) defines “Securities” as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness,” among others. The Index for each Fund consists of U.S. Treasury Bills which are bonds that fall within the definition of a “security” provided by Section 2(a)(36). An Index comprised of bonds meets the definition of a fixed income securities index as provided by the Notice. Each Index applies a foreign currency factor that essentially prices the Index securities in a foreign currency or group of foreign currencies. The Trust submits that the application of a foreign currency factor by each Index does not change the character of the U.S. Treasury Bills that comprise the Index into an investment that would not be considered to be a security under the 1940 Act. Therefore, the Trust considers each underlying Index described in the registration statement to be a securities index within the meaning of the Trust’s exemptive relief.

3.	Please consider revising footnote one to the fee table for each Fund to replace “these percentage limitations” with “expense limitations in effect at the time of the reimbursement.”

The Trust considers the suggested language to have essentially the same meaning as the language currently included in footnote one to the fee table provided for each Fund. Therefore, the Trust respectfully declines to modify the language as requested.

4.

Please confirm supplementally whether “Geographic Concentration Risk” is a primary risk for each Fund and whether each Fund expects to have its investments concentrated in a particular country or geographic region.

The Trust confirms supplementally that Geographic Concentration Risk is a primary risk for each Fund and notes that each Fund expects to have exposure to a particular country or geographic region such as Europe or Japan.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC